UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    October 7, 2022

October 7, 2022

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Report submission order by the Financial Services Agency

On September 28, the Securities Exchange Surveillance Commission announced that based on the results of its investigation into SMBC Nikko Securities Inc. (President and CEO: Yuichiro Kondo, hereinafter SMBC Nikko), it recommended to the Prime Minister and the Commissioner of the Financial Services Agency that administrative disposition be taken against it. Today, Sumitomo Mitsui Financial Group, Inc. (Director President and Group CEO: Jun Ohta, hereinafter SMFG) and Sumitomo Mitsui Baking Corporation (President and Chief Executive Officer: Makoto Takashima, hereinafter SMBC) received a report submission order from the Financial Services Agency of Japan (hereinafter FSA), pursuant to Article 56-2, Paragraph 2 of the Financial Instruments and Exchange Act and Article 52-31, Paragraph 1 of the Banking Act of Japan, Article 24, Paragraph 1 of the Banking Act of Japan, respectively, in regard to employees of SMBC Nikko receiving confidential information from SMBC.

We sincerely apologize for any inconvenience or concern this situation may have caused our customers and other stakeholders.

SMFG and SMBC take this incident very seriously and will continue to take all the necessary measures to make improvements and prevent recurrence on a company-wide basis to restore the trust of customers and other parties concerned.

Details of the report submission order from FSA;

1.	SMFG, pursuant to Article 56-2, Paragraph 2 of the Financial Instruments and Exchange Act, Article 52-31, Paragraph 1 of the Banking Act, reports
(1)

Cause analysis (including root causes in the background) and awareness of the issues based on the analysis, as a Specified Major Shareholder of a Financial Instruments Business Operator and as a Banking Holding Company

(2)	Effective measures on a group-wide basis to prevent recurrence, based on the analysis and awareness above, including the following points;
•	enhancement of business management governance and customer information management
•	fostering and enhancing compliance awareness of customer information management
(3)	Also, report progress on (2) in writing within 15 days after the end of each quarter, for the time being

2.	SMBC, pursuant to Article 24, Paragraph 1 of the Banking Act, reports
(1)	Facts and cause analysis (including root causes in the background), and awareness of the issues based on the analysis
(2)	Confirmation of the absence of similar cases and verification of the validity for the method and scope of the investigation (including the implementation plan and status of investigation, if any)
(3)	Effective measures to prevent recurrence based on the analysis and awareness above, including the following points;
•	enhancement of a business management governance and customer information management
•	fostering and enhancing compliance awareness of customer information management
(4)	Also, report progress on (2), only if it is ongoing or its complementation is under consideration, and (3) in writing within 15 days after the end of each quarter, for the time being

2